

Mail Stop 3561

January 3, 2008

Ms. Hoi-ho Kiu
Chief Executive Officer
Score One, Inc.
Level 25, Bank of China Tower
No. 1 Garden Road, Central
Hong Kong

>        **Re:    Score One, Inc.**
>               **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
>               **Filed September 19, 2007**
>               **Form 10-QSB for Fiscal Quarter Ended September 30, 2007**
>               **Filed November 13, 2007**
>               **File No. 000-26717**

Dear Ms. Kiu:

　　　　We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2006

Item 1.  Description of Business, page 4

1.      We note your response to prior comment one.  You have indicated that your transaction with Team Allied Profits Limited was recorded as a $300,000 expense in your Statement of Operations for the fiscal year ended December 31, 2005.  We note your total expenses for the fiscal year ended December 31, 2005 total only $100.  Please revise your fiscal 2005 Statement of Operations accordingly.

2.      We note your response to prior comment two.  Your proportional ownership of Automated Fabrication Systems Corporation ('AFS') subsequent to the Sunitron Group, Inc. ('Sunitron') acquisition does not preclude you from filing financial statements for Sunitron under the requirements of Item 310(c) of Regulation S-B. As noted previously, it appears the consideration provided for the acquisition of Sunitron Group, Inc. is significant in comparison to Score One's total assets as of the most recent audit date prior to the acquisition.  Please provide financial statements for Sunitron Group, Inc. for the two most recent fiscal years and any interim periods through the date of acquisition on Form 8-K.

3.      We note your response to prior comment three.  In April, 2006, RC Capital purchased 3,000,000 shares of Automated Fabrication Systems Corporation ('AFS') for $30,000.  In November, 2006 you estimate the value of 49,900 shares of AFS to be $99,800.  Please describe the objective criteria which provide a basis for the substantial increase in value per share for AFS.  Your current response provides management's estimate, based upon 'market sentiment in November 2006'.  A more objective measure would be arms-length transactions near to November 2006 in which consideration was exchanged for shares of AFS. Barring no such evidence, please revise your disclosures to remove such an estimate.

Report of Independent Registered Public Accounting Firm, page F-2

4.      We note your response to prior comment five.  In addition, we note the financial statements of AFS and SAS for the two years ended March 31, 2006 and 2005 filed on Form 8-K on May 19, 2006.  Because Score One was a shell company with no significant operations prior to the merger, SAS is considered to be the predecessor entity and its pre-merger financial statements must be included in your Exchange Act filings for the necessary periods until you are able to present two years of post-merger results of operations.  You should present audited financial statements of SAS for the year ended December 31, 2005 and the period from January 1, 2006 to April 22, 2006 (the date of acquisition).  Please revise your Form 10-KSB and other Exchange Act reports as applicable.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

Balance Sheet, page 1

5.      We note your assets and liabilities have been netted to the caption entitled 'Other investment held for disposal' as of September 30, 2007.  Explain to us the guidance upon which you have relied in applying this treatment under U.S. GAAP, and the circumstances which have occurred during the quarter ended

September 30, 2007 prompting the change in your balance sheet presentation. Assuming 'Other investment held for disposal' represents your accounts receivable and other current assets previously presented on your balance sheet as of June 30, 2007, we believe your current presentation fails to conform to Article 5-02 of Regulation S-X.  Please revise your balance sheet accordingly.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies